 EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

September 23, 2011	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD UPDATE

Disclosure Update

As a result of a review of the British Columbia Securities Commission (BCSC), we are issuing the following news release to clarify our disclosure.  The BCSC is reviewing websites of mining companies for compliance of disclosure under NI 43-101, Standards for Disclosure for Mineral Projects ("NI 43-101").  New standards came into existence in June 2011.

The BCSC identified certain disclosure deficiencies on the Company's website, corporate presentation, and investor relations materials and requested Emgold correct these items to ensure compliance with NI 43-101 requirements. The BCSC's concerns included that, in certain instances, the Company's disclosure of resource estimates for its Idaho-Maryland Project did not separate measured and indicated resources (they were reported together, but separately from inferred resources); that, in certain instances, the disclosure did not include the grade and tonnage of reported resources (only ounces were reported); and that, in certain instances, estimates of exploration potential did not contain the following cautionary language, “The estimates are conceptual in nature and there has been insufficient exploration to define a  mineral resource.  It is uncertain if further exploration would result in the target being delineated as a mineral resource."

The Company has made, or is in the process of making, modifications to its website, corporate materials, and investor relations materials to correct these concerns to ensure ongoing compliance with NI-43-101 standards.

Idaho-Maryland Project Update

IMMC submitted its revised Permit Applications to the City of Grass Valley in April, 2011.  The Applications were accepted by the City in May 2011.  The City is currently in the process of completing a competitive bid process to select a consultant to complete the Revised Draft Environmental Impact Report (EIR) and Final EIR for the Idaho-Maryland Project.  Once the bid process is completed, a reimbursement agreement with the City will be formalized.  Subject to completion of this bid process and funding by Emgold, the Final EIR is expected to be completed within approximately 12 months.

Stewart Property Update

Emgold has completed its 2011 drilling program at it 100% owned Stewart Property in British Columbia.  The Stewart Property represents a poly-metallic exploration property with potential for molybdenum, tungsten, gold, silver, and other mineralization.  The focus of the 2011 program was to further delineate a molybdenum resource that has been indentified from historic drilling on the property and by further drilling by Emgold.  This program consisted of 19 drill holes totaling 2,526 metres (8,273 feet).  The Company is currently completing drill core logging and processing at its facility in Salmo, BC.  Samples are being shipped to Acme Labs in Vancouver for analysis.  Initial results are expected in mid-October.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA. The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, and the Stewart Property and the Rozan Property in British Columbia. The Rozan Property is currently optioned to Valterra Resource Corporation.  For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

Note that scientific or technical information in this news release has been reviewed and approved by Mr. Robert Pease P.Geo., Chief Geologist of the Company (for the Idaho-Maryland Project) and Mr. Perry Grunenberg, P.Geo., an independent consultant to the Company (for the Stewart Property).  Both areas Qualified Persons as defined in National Instrument 43-101 and are supervising the current exploration work at each site as a Qualified Person as defined in NI 43-101.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR on the Idaho-Maryland Project, the Company's planned work programs, the timing of results from exploration work conducted on the Stewart Property, expected results and potential mineralization and resources on the properties. Forward-looking statements are based on certain assumptions of the Company, including that the City of Grass Valley will complete its bid process in a reasonable timeframe, that results from the Company's drilling program on the Stewart Property will be completed in a reasonable timeframe, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, and financing is available to complete the required work. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, actual development and mining operations, exploitation and exploration successes, approvals by federal, state, and local agencies, continued availability of capital and financing, and general economic, market or business conditions . Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.